Exhibit (a)(1)(E)

First American Capital Corporation

1303 SW First American Place

Topeka, Kansas 66604

Tel (785) 267-7077

Fax (785) 267-7079

March 2, 2007

To Our Stockholders:

We, First American Capital Corporation (the “Company”) are offering to purchase for cash up to $500,000 maximum aggregate value of our common stock from our existing stockholders, less any applicable withholding taxes and without interest, subject to the terms set forth in the enclosed Offer to Purchase and the related Letter of Transmittal.

Holders of our common stock are invited to tender their shares to us through a procedure commonly referred to as a modified “Dutch auction” tender offer. This procedure allows you to select your tender price (in multiples of $0.05 from $1.00 to $1.70 and up to $1.72) at which you are willing to sell your shares to the Company. The actual price at which shares selected in the offer are to be purchased will be determined by the Company in accordance with the terms of the tender offer. As an alternative to selecting a specific tender price, you may indicate that you are willing to sell your shares at the price so determined by the Company. This action could result in receiving a price per share as low as $1.00. In any event, you will not receive more than $1.72 per share. All shares purchased by the Company in the offer will be purchased at the same determined purchase price, regardless of whether the stockholder tendered at a lower price.

In the modified “Dutch auction” tender offer, the Company will select for purchase those shares tendered with the lowest tender price first and then those tendered shares with increasing tender prices (in multiples of $0.05 above $1.00 to $1.70 and up to $1.72), up to a tender price level at which the product of the number of all such shares to be purchased, multiplied by the highest offering price at which shares are selected, first equals or exceeds $500,000, or such fewer number of shares as are properly tendered and not properly withdrawn.

Any stockholder whose shares are properly tendered directly to UMB Bank, n.a., the Depositary, for the offer, and purchased in the offer will receive the net purchase price in cash, less any applicable withholding taxes and without interest, promptly after the expiration of the offer. All shares which you tender but which we do not purchase will be returned to you as promptly as practicable after the expiration of the tender offer.

Our Board of Directors considered and approved the offer because it concluded it is an effective means of providing value and liquidity to the Company’s stockholders. However, neither we, our Board of Directors nor the Depositary are making any recommendation to you as to whether to tender or refrain from tendering shares or as to the purchase price or prices at which you may choose to tender your shares. Brooke Corporation, the owner of approximately 55% of the shares of outstanding common stock of the Company as of March 2, 2007, on a fully diluted basis, has agreed not to tender any shares in the offer. Our directors and executive officers have advised us that they do not intend to tender shares in the offer. You must make your own decision regarding whether to accept this offer and, if so, how many shares to tender and at what price.

The offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. This letter is only a summary, and I encourage you to read these documents carefully before making any decision with respect to the offer. The instructions on how to tender shares are explained in detail in the accompanying materials.

The offer will expire at 5:00 p.m., Kansas City time, on Friday, March 30, 2007, unless we extend the offer. Questions and requests for assistance may be directed to the Company at 1-800-642-1872 or to UMB Bank, n.a., the Depositary. The telephone number and address for the Depositary is set forth on the back cover of the Offer to Purchase. You may request additional copies of the Offer to Purchase and other Offer documents from the Depositary at the telephone number and address on the back cover of the Offer to Purchase.

Very truly yours,

William R. Morton, Jr.

Chief Financial Officer and Treasurer